Exhibit A

CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON SEPTEMBER 12, 2013

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, September 12, 2013 at 12:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To approve a compensation policy for our Office Holders;

(B)	To approve the grant of cash bonus and equity compensation for our Chief Executive Officer, for 2013;

(C)	To approve a change in the remuneration of Mr. Joseph Atsmon, an independent director;

(D)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor; and

(E)	To receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2012, copies of which are being sent to the shareholders herewith.

The last known shareholders of record on August 5, 2013, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder shall provide the Company with an ownership certificate (as of the record date) from that Exchange member and is entitled to receive the ownership certificate in a branch of the Exchange member or by mail to his address, if the shareholder so requested. Such a request must be made in advance for a particular securities account.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

August 6, 2013

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2013 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders. The Meeting will be held on September 12, 2013 at 12:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (A) to approve a compensation policy for our Office Holders; (B) to approve the grant of cash bonus and equity compensation for our Chief Executive Officer, for 2013; (C) to approve a change to the remuneration of Mr. Joseph Atsmon, an independent director; and (D) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2012 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only the last known holders of record of Ordinary Shares on August 5, 2013, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof.  At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

QUORUM

Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place.  At such adjourned Meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of June 30, 2013, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this Proxy Statement. The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	5,145,149	14.0%
Yehuda and Nava Zisapel (2)(3)	2,247,467	6.1%
Parnassus Investments (4)	3,003,724	8.2%
Migdal Insurance & Financial Holdings Ltd (5)	3,033,257	8.2%
Invicta Capital Management, LLC(6)	2,552,557	6.9%
Earnest Partners LLC(7)	1,854,390	5.0%

(1)	Based on 36,807,168 Ordinary Shares issued and outstanding as of June 30, 2013.
(2)
Yehuda Zisapel and Zohar Zisapel are brothers and Yehuda and Nava Zisapel are husband and wife. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Ordinary Shares held by each of Yehuda and Nava Zisapel and Zohar Zisapel include 9,467 shares held by RAD Data Communications Ltd., of which all Zisapels are principal shareholders and Yehuda Zisapel serves as the chairman of its board.

(3)
Of the Ordinary Shares beneficially owned by Yehuda Zisapel and his wife Nava Zisapel, 1,119,000 are held directly by each of Yehuda Zisapel and Nava Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon shares.

(4)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 8, 2013 by Parnassus Investments (“Parnassus”).  Parnassus is a California investment advisor with a principal office at 1 Market Street, Suite 1600, San Francisco, California 94105.  The Ordinary Shares held by Parnassus include ordinary shares beneficially owned by clients of Parnassus, which include investment companies registered under the Investment Company Act.

(5)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 12, 2013 by Migdal Insurance & Financial Holdings Ltd (“Migdal”).  Migdal is an Israeli public company with a principal office at 4 Efal Street, P.O. Box 3063, Petach Tikva 49512, Israel.  Of the 3,033,257 Ordinary Shares beneficially owned by Migdal  (i) 2,591,567 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,859,107 Ordinary Shares are held by profit participating life assurance accounts; 1,130,377 Ordinary Shares are held by provident funds and companies that manage provident funds and 40,081 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 3,692 shares are beneficially held for Migdal’s Nostro account.

(6)
Based on information provided by Invicta and Gregory A. Weaver, the controlling member of Invicta, in a Statement on Schedule 13G filed with the SEC on February 14, 2013.  Invicta is a New York limited liability company and Gregory A. Weaver is a U.S. citizen. The principal address of the parties is 60 East 42nd Street, New York, NY 10165. Invicta and Gregory A. Weaver share the power to vote or to direct the vote and to dispose or direct the disposition of 2,552,557 shares.

(7)
Based on information provided by Earnest Partners LLC (“Earnest”), in a Statement on Schedule 13G/A filed with the SEC on June 10, 2013.  Earnest is a Georgia limited liability company and an investment advisor.  Earnest’s principal office is located at 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309.  The number of Ordinary Shares held by Earnest includes 819,165 Ordinary Shares over which it has sole voting power and 13,716 Ordinary Shares over which it has shared voting power.

ITEM A
APPROVAL OF A
COMPENSATION POLICY FOR THE COMPANY'S OFFICE HOLDERS

Background

On December 12, 2012, amendment no. 20 to the Companies Law 5759-1999 ("Amendment 20" and the "Companies Law", respectively) became effective. Amendment 20 revised the approval process of arrangements with "office holders" (i.e. a director, the chief executive officer, the chief financial officer and any officer or manager of a company who is directly subordinated to the chief executive officer, without regard to such person's title) as to their terms of office and employment, including compensation, equity awards, severance and any other benefits, the grant of an exemption from liability, insurance, undertaking to indemnify or indemnification (together: "Terms of Office and Employment").

General

Among its other provisions, Amendment 20 requires the board of directors of a public company, including a company whose shares are publicly-traded outside of Israel, to adopt a policy with respect to the Terms of Office and Employment of office holders, or the Compensation Policy, on or before September 12, 2013, after considering the recommendation of the compensation committee. Amendment 20 further provides for the approval of the Compensation Policy by a company's shareholders with the "special majority" requirement set forth below. However, if the Compensation Policy is not approved by our shareholders, our compensation committee and our board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

The Compensation Policy must be reviewed from time to time by the board, and adjusted in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons, and must be re-approved in accordance with the above-mentioned approval process at least every three years.

The Compensation Policy  must take into account, among other things, the advancement of a company's goals, its work plan and its policy with a long term perspective, providing proper incentives to the office holders, considering, among others, the risk management policy of the company, the size of the company and the nature of its operations, and – in connection with the Terms of Office and Employment that include variable components – the officer’s contribution to achieving corporate objectives and increasing profits, all with a long term view and in accordance with the position of the office holder.  In addition, Amendment 20 requires that a Compensation Policy include, among other things, certain provisions and the consideration of certain issues.

Our Executive & Directors Compensation Policy

On July 16, 2013, our board of directors approved, following the recommendation of the compensation committee, an Executive & Directors Compensation Policy, in accordance with the provisions and requirements of Amendment 20 (the “Policy”), a copy of which is attached to this Proxy Statement as Annex A.  The following is a brief overview of the Policy and is qualified by reference to the full text thereof:

●
Global Strategy Guidelines: Our success in fulfilling our long term vision and strategy is much reliant on the excellence of our people through all levels. Thus, we believe that recruiting, motivating and retaining high quality and experienced personnel is essential for us in order to achieve our goals.

●
Compensation instruments: Fixed components, which shall include, among others: base salary and benefits; Variable components, which may include: cash incentives and equity based compensation; Separation package; Directors & Officers (D&O) Insurance, indemnification; and other components, which may include, among others: change in control cash payment, relocation benefits and special bonus

●	Base salary and benefits: The Policy provides guidelines and criteria for determining base salary and benefits for office holders.
●
Cash incentives: The Policy provides for an annual Cash Incentive Plan which sets forth for each executive targets (the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment, once actual achievements are known pursuant to the guidelines and criteria, including caps, all as set forth in the Policy.

●
Equity based compensation: The Policy provides for the provision of equity based compensation in the form of stock options and/or other equity form, which may be awarded to office holders pursuant to the guidelines and criteria, including minimum vesting period, as set forth in the Policy.

●
"Clawback": In the event of an accounting restatement, Ceragon shall be entitled to seek reimbursement from office holders of any payment made due to erroneous restated data that would not otherwise have been paid.

●	Separation Package: The Policy provides guidelines for determining separation packages for office holders, including caps thereon.
●	Indemnification and insurance: The Policy provides guidelines and criteria for providing directors and office holders with indemnification, insurance and exemption.
●	Directors: The Policy provides guidelines for providing compensation to our directors in accordance with applicable regulations promulgated under the Companies Law.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Policy. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Policy, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the approval of the Policy. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the Executive & Directors Compensation Policy in the form attached as Annex A to the Proxy Statement dated August 6, 2013."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM B

APPROVAL OF CASH BONUS AND EQUITY
GRANT COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER

Pursuant to Amendment 20, arrangements regarding the compensation of our chief executive officer require approval of our shareholders.

Under his existing employment agreement, Mr. Palti is entitled to a gross annual base salary of NIS 1,080,000 (approximately $300,000), plus customary benefits which include, among others, managers' insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Palti is entitled to a performance based annual cash bonus which target is equal to 50% of his annual base salary and to an annual equity grant.

We now seek our shareholders' approval for the cash bonus plan and equity grant to our CEO for 2013.

2013 CEO Cash Bonus Plan:

Following the approval of our compensation committee, our board of directors resolved, subject to shareholders' approval, that the 2013 on-target cash bonus payment for our CEO shall be equal to US$150,000, being approximately 50% of his annual base salary ("On Target Bonus"), and be comprised of the following:

(a) Two financial measurable targets- (i) Non-GAAP Net Income, weighing 60% of the On Target Bonus; and (ii) Net Income GAAP, weighing 20% of the On Target Bonus, both targets determined based on the Company’s 2013 annual business targets (together the “Measurable Targets”) and; (b) Non-measurable target comprised of personal performance criteria, which shall have a 20% weight.

Following the end of the calendar year, the actual achievements of the Company for 2013 shall be measured against the Measurable Targets as follows ("the CEO's Measurable Achievement"):

Our compensation committee and board of directors have set a threshold with respect to the CEO's Measurable Achievement below which no cash bonus shall be paid (the "Payment Threshold"), accordingly, if the CEO's Measurable Achievement will not reach the Payment Threshold, the CEO will not be entitled to receive any cash bonus. Any improvement in the CEO's Measurable Achievement above the Payment Threshold will increase the CEO's cash bonus on a linear basis, without using any accelerators or decelerators, so that 100% achievement, which is, in the opinion of our compensation committee and board of directors, a challenging yet, realistic target, will entitle 100% payment (i.e. the On Target Bonus).

In any event, the aggregate amount of the 2013 CEO cash bonus payment will be capped at 200% of our CEO's annual base salary. Reaching this cap is, in the opinion of the Compensation Committee and board of directors, an extremely challenging task.

2013 Equity Grant

Following the approval by our compensation committee, our board of directors resolved, to recommend to our shareholders to approve an annual equity grant compensation to our chief executive officer, for 2013,as follows:

(a) options to purchase 100,000 ordinary shares, to be granted at the date this resolution is approved by the shareholders (the "Grant Date") with an exercise price equal to the average closing price of the Company’s shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date;

(b)  33,000 Restricted Share Units ("RSUs"), subject to the receipt of all necessary regulatory approvals.

The options and RSUs grants are made under the Company’s Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance. The vesting period of both the options and the RSUs shall be four years, of which twenty five percent (25%) of the options/RSUs shall vest on the first anniversary of the Grant Date and 6.25% of the options/RSUs will vest every quarter for the next three (3) years.

The value at the Grant Date, of the equity grant to our CEO for 2013 will be equal to approximately US$185,000 or 60% of the CEO's annual base payment. Our compensation committee and board of Directors believe that such grant is appropriate and suitable. At the same time, it is important to motivate and incentivize our CEO using also equity, a compensation element vested over a total of four years, thus having long term incentive value.

In approaching our shareholders with this proposed resolution, our Compensation Committee and board of Directors were well aware of the dilutive impact of equity grants on our shareholders', and wish to assure our shareholders that we are determined to control this impact, while maintaining our ability to recruit, retain and motivate highly talented Executives, such as our CEO. In this context, our Compensation Committee and board of Directors have changed their previous policy and for the first time recommend to grant our CEO a mix of equity vehicles, i.e. a mix of share-options and RSUs.

Pursuing this goal of reducing our shareholders dilution, our compensation committee and board of Directors resolved to further explore and take additional measures in granting equity awards to our executives and employees, which together will effectively address this issue within reasonable time, without negatively affecting our management team and employees work-force.

Our compensation committee and board of directors believe that such grant of cash payment and equity are in the Company's best interests and are in line with the compensation philosophy and objectives as set forth in the Company's compensation policy. When reaching their conclusion, our compensation committee and board of directors considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Palti, the equity and compensation for comparably situated chief executive officers, the estimation of Mr. Palti's expected contributions to the future growth and profitability of the Company. In addition, the Compensation Committee and the board of directors considered other factors prescribed by the Companies Law including each and every required and suggested element under Amendment 20 and our Compensation Policy, as described in Item A above.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to grant CEO cash bonus and equity grant to our chief executive officer. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the grant of options.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the 2013 cash bonus to our CEO as specified above and to approve the grant of options to purchase 100,000 Ordinary Shares of the Company and the grant of 33,000 RSUs, all upon the terms described in this Item B."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM C

APPROVAL OF A DIRECTOR'S REMUNERATION

Another requirement of Amendment 20 is the appointment of a special compensation committee, comprised of at least three directors, including all of the external directors, which shall be the majority of its members, and one thereof must serve as the chairman of the committee. The remaining members of the Committee must satisfy the criteria for remuneration applicable to the external directors (the “Remuneration Regulations”) and qualify to serve as members of the audit committee, pursuant to Companies Law requirements.

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee and reimbursement of travel expenses. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. Accordingly, our external directors receive remuneration in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations (currently – the sum of NIS 51,748/appx. $14,300 as annual fee and the sum of NIS 1,828/appx. $510 as in-person participation fee, NIS 1,097/appx. $300 as conference call participation and NIS 914/appx. $250 for written resolutions).

Shortly after Amendment 20 came into effect, we appointed a new compensation committee, including our two external directors, Messrs. Yair Orgler and Avi Patir, and with our independent director Mr. Yossi Atsmon, which is chaired by Mr. Patir.

Our Board of Directors wishes that Mr. Atsmon, the chairman of our audit committee, will be qualified as a member of the committee also according to the requirements of Amendment 20. In order to qualify Mr. Atsmon as a compensation committee member under Amendment 20, we seek approval from our shareholders for the payment of fees in cash to Mr. Atsmon (in addition to the options granted to him at the 2012 annual general meeting of shareholders) of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, identical to the payment received by our external directors, as resolved by our board of Directors.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to grant cash remuneration. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the grant of cash remuneration.

It is proposed that at the Meeting the following resolution be adopted:

“ RESOLVED, that Mr. Atsmon shall also be entitled to cash remuneration as described in this Item C.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM D

RE-APPOINTMENT OF INDEPENDENT AUDITOR

The Companies Law and our Articles of Association provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serves in this position until immediately following the date of the next annual general meeting.

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. The audit committee and the Board of Directors believe that such limited non-audit functions does not affect the independence of Kost Forer.

The Company's audit committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

According to the Company’s Articles, the audit committee is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor.

The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2012:

Services Rendered	Fees

Audit (1)	$683,000
Tax (2)	109,000
Other Services(3)	130,000
Total	$922,000

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)          Tax fees relate to tax compliance, planning and advice
(3)          Other Services relate to transactional activities.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2014.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM E

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2012 (filed with the Securities and Exchange Commission on April 5, 2013), may be viewed on our website – http://www.ceragon.com/financial_reports.asp,  through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

August 6, 2013

ANNEX A

Executives& Directors Compensation Policy

I.         Overview

1.	Definitions

Company	CERGAON NETWORKS LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other excutive  subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compesation	The Total Cash Compensation and Equity Value.

2.	Global Strategy Guidelines

2.1.	Our Company is a global backhaul wireless company operating in a competitive global market. Our solutions are deployed by more than 430 service providers in over 130 countries.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its people through all levels. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive compensation policy for our Office Holders (the "Policy") which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

2.5.
The Policy is designed to offer our Executives a compensation package that is competitive with other peer group companies. Moreover, the Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

2.7.	The Policy is guided by the principles set forth by Amendment 20 and the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data upon which the approvals are based shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of some, or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control, relocation benefits, special bonus, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation. • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives. • Market competitiveness in attracting Executives.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings.	• Company performance based compensation • Reward long-term objectives. • Align individual's objectives with shareholders’ objectives.

4.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

5.	Fixed compensation

Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.3.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 66 % of such Executive's Total Compensation.

Benefits

5.4.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

5.4.1.	Pension plan/ Executive insurance as customary in each territory.

5.4.2.
Benefits which may be offered as part of the general employee benefits package, such as in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance), communication & media, Israeli education fund, etc. in accordance with the local practice of the Company.

5.4.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

5.4.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 25 days annualy), subject to the minimum vacation days requirements per country of employment, as well as the local national holidays.

5.4.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 15% of such Executive's annual base salary (excluding with respect to relocation).

6.	Variable Components

6.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

6.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration periodical and a long term perspective.

6.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

6.4.	Variable Cash Incentive Plan

6.4.1.
The cash incentive compensation are cash payments to the Executives that vary based on the Company and department’s performance and on the Executives individual performance and contribution to the Company.

6.4.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a Cash Incentive Plan which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “ On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

6.4.3.
The Compensation committee and Board of Directors may include in the On Target Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s On Target Cash Plan payments with actual achievements.

6.4.4.
The annual On Target Cash Plan actual payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's annual base salary.

6.4.5.	At least 80% of the targets shall be measurable. Such targets may include, among others, one or more of the following as may be relevant, with respect to the Executive:

•	Company/ Region Net Profit
•	Company/ Region Net Income
•	Company/ Region Revenues
•	Company/ Region Operating Income
•	Pre-tax profits above previous fiscal year
•	Company/ Region Bookings
•	Collection
•	Customer satisfaction ("CSAT")
•	Cash flow
•	KPIs
•	EPS

  All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

6.4.5.1.
The targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual role, and the Company’s and department’s long term and short term targets. The targets shall include one or more financial targets on a Company and/or region level weighing together, at least 50% of the On Target Cash Plan.

6.4.5.2.	With respect to an Executive managing a department / region - at least 20% of the On Target Cash Plan shall be measurable target based on a department / region level.

6.4.6.
Up to 20% of the targets shall be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, evaluation of the Executive by the CEO/Board of Directors, as relevant.

6.4.7.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

6.4.8.	The Board of Directors shall annually determine a threshold(s) with respect to the Company’s targets under which no On Target Cash Plan payments shall be distributed.

6.4.9.	Adjustment to the Company and/or department targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

6.5.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control of our Company (as defined in the Company's most recent equity plan, currently the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan), with a cash payment of up to 200% of such Executive's annual base salary.

Equity Based Compensation

6.6.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law.

6.7.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

6.8.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

6.9.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution from equity awards.

6.10.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

6.11.	The total yearly Equity Value granted shall not exceed with respect to the CEO - 550% of his annual base salary and with respect to all other Executives 350% of such Executive's annual base salary

6.12.
In an event of change of control, at least 50% of each Executive's unvested Equity Based Components may, at the discretion of the Compensation Committee and the Board of directors, be accelerated, under a double trigger mechanism, as provided in the Company's equity plan.

6.13.	Company's policy is not to re-price the exercise price of any outstanding security granted to its Executives without prior approval of its shareholders.

7.	Separation Package

7.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

7.2.
As a guideline, the notice period for the termination of an Executive shall not exceed six months or payment in lieu of such notice. In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period or the payment in lieu such notice by up to additional 12 months.

7.3.
Other than payments required under any applicable law, local practices, transfer or release of pension funds, manager's insurance policies, etc., and the aforesaid notice period, the Company does not generally provide, as a matter of policy, separation payments upon termination of an Executive’s engagement with the Company. Should the Company elect to make a separation payment to a departing Executive, such payment may not exceed the value of one time the Total Cash Compensation of such Executive.

8.	Others

8.1.
Relocation– additional compensation pursuant to local practices and Law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for Executive and family, etc., all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

8.2.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

9.	Clawback Policy

9.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

9.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved;

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Law regarding compensation and expense reimbursement of external directors..

1.2.
The Company’s non-executive directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000.

2.2.	The Chairman of any Committee of the Board of Directors may be entitled to receive annual equity based compensation of up to 1.5 times the annual equity based compensation of the other directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive an annual equity based compensation of to up to 3 the annual equity based compensation of the other directors.

3.	External Directors' Compensation:

3.1.
The compensation of our external directors shall be determined and capped in accordance with the comparative compensation mechanism specified in section 8a- 8b of the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by Law, directors and officers liability insurance as shall be approved by the Compensetion Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorized to provide our directors and officers with a liability insurance policy which aggregare coverage shall be up to US$45 million, and the premium shall be up to US$300,000. Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 12, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Zohar Zisapel and Donna Gershowitz, or either one of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Ceragon Networks Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 12:00 p.m., on Thursday, September 12, 2013, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, PROVIDED THAT WITH RESPECT TO EACH OF ITEMS 1, 2 AND 3, AN INDICATION IS MADE REGARDING SHAREHOLDER’S PERSONAL INTEREST (SEE BELOW), AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

September 12, 2013

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________________________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________________________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1.To approve a compensation policy for our Office Holders	☐	☐	☐
2. To approve the grant of cash bonus and equity compensation for our Chief Executive Officer	☐	☐	☐
3. To approve a change in the remuneration of Mr. Joseph Atsmon, an independent director	☐	☐	☐
4. To re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor	☐	☐	☐

With respect to Items 1, 2 and 3, please indicate whether you are a controlling shareholder or have a personal interest (see explanations below):

Item 1:                                Yes ☐ No ☐
Item 2:                                Yes ☐ No ☐
Item 3:                                Yes ☐ No ☐

If yes, please describe: _________________________________________________________________________________

Votes cast for Items 1, 2 and 3 will not be counted unless “yes” or “no” has been specified for each such item.

2

PLEASE NOTE: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN ANY OF ITEMS 1, 2 OR 3 AND THEREFORE YOU PROBABLY NEED TO SPECIFY "NO". HOWEVER, YOU SHOULD SPECIFY "YES" FOR "CONTROLLING SHARHOLDER" IN CASE YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY, AND YOU SHOULD SPECIFY "YES" FOR "PERSONAL INTEREST" IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN CERAGON, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVING A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS. DO NOT INDICATE "YES" FOR PERSONAL INETEREST JUST BECAUSE YOU OWN CERAGON SHARES.

3

To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder	Date

Signature of Shareholder	Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

4